Exhibit 12.1

THE HERTZ CORPORATION AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS

TO FIXED CHARGES (UNAUDITED)

(In Millions of Dollars Except Ratios)

	Nine months ended September 30,	Years ended December 31,
	2012	2011	2010	2009		2008	2007
Income (loss) before income taxes	$529.7	$373.9	$32.3	$(150.1)		$(1,416.6)	$384.5
Interest expense	430.5	650.3	726.5	653.7		870.5	917.0
Portion of rent estimated to represent the interest factor	112.1	146.1	141.9	149.9		155.7	165.1

Earnings (loss) before income taxes and fixed charges	$1,072.3	$1,170.3	$900.7	$653.5		$(390.4)	$1,466.6

Interest expense (including capitalized interest)	$433.1	$652.4	$727.4	$654.9		$873.3	$921.9
Portion of rent estimated to represent the interest factor	112.1	146.1	141.9	149.9		155.7	165.1

Fixed charges	$545.2	$798.5	$869.3	$804.8		$1,029.0	$1,087.0

Ratio of earnings to fixed charges	2.0	1.5	1.0		(a)	(a)	1.3

(a)Earnings (loss) before income taxes and fixed charges for the years ended December 31, 2009 and 2008 were inadequate to cover fixed charges for the period by $151.3 million and $1,419.4 million, respectively.